Filed Pursuant to Rule 424(b)(3)

Registration No. 333-122639

Subject to Completion

Preliminary Prospectus Supplement dated December 1, 2005

PRICING SUPPLEMENT
(To prospectus supplement and prospectus dated February 25, 2005)
Pricing Supplement Number:

1,000,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Accelerated Return Bear Market Notes

Linked to the Performance of the PHLX Housing Sector IndexSM

due March     , 2007

(the “Notes”)

$10 original public offering price per unit

The Notes:

•   The Notes are designed for investors who believe that the level of the PHLX Housing Sector Index (index symbol “HGX”) will decrease over the term of the Notes and who are willing to risk losing up to $5.00 per unit if the level of the Index increases over the term of the Notes. Investors must also be willing to forego interest payments on the Notes prior to the maturity date and must be willing to accept a return that will not exceed the limit described in this pricing supplement.

•   There will be no payments prior to the maturity date, and we cannot redeem the Notes prior to the maturity date.

•   We have applied to have the Notes listed on the American Stock Exchange under the trading symbol “MPL”. If approval of this application is granted, the Notes will be listed on the American Stock Exchange at the time of such approval. We make no representations, however, that the Notes will be listed, or, if listed, will remain listed for the entire term of the Notes.

•   The Notes will be senior unsecured debt securities of
Merrill Lynch & Co., Inc. and part of a series entitled “Medium-Term Notes, Series C”. The Notes will have the CUSIP No.                 .

•   The settlement date for the Notes is expected to be December     , 2005.

Payment on the maturity date:

•  The amount you receive on the maturity date will be based upon the percentage change in the level of the PHLX Housing Sector Index over the term of the Notes:

•    If the level of the PHLX Housing Sector Index has decreased, you will receive a payment per unit equal to $10 plus an amount based upon triple the percentage decrease of the PHLX Housing Sector Index, up to a maximum total payment expected to be between $13.00 and $13.50 per unit, as described in this pricing supplement; or

•     If the level of the PHLX Housing Sector Index has increased, your original investment will be reduced based upon that percentage increase. In no event, however, will you receive less than $5.00 per unit.

Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section of this pricing supplement beginning on page PS-7 and in the accompanying prospectus supplement.

	Per Unit	Total
Public offering price(1)	$10.00	$
Underwriting discount	$.20	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$
(1)	The public offering price and the underwriting discount for any single transaction to purchase between 100,000 to 299,999 units will be $9.95 per unit and $.15 per unit, respectively, for any single transaction to purchase between 300,000 to 499,999 units will be $9.90 per unit and $.10 per unit, respectively, and for any single transaction to purchase 500,000 units or more will be $9.85 per unit and $.05 per unit respectively.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is December     , 2005.

“PHLX Housing SectorSM” and “HGXSM” are service marks of the Philadelphia Stock Exchange, Inc. and have been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Merrill Lynch & Co., Inc. is an authorized sublicensee.

Pricing Supplement

Prospectus Supplement

Prospectus

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying prospectus supplement and prospectus to help you understand the Accelerated Return Bear Market Notes Linked to the Performance of the PHLX Housing Sector IndexSM due March     , 2007 (the “Notes”). You should carefully read this pricing supplement and the accompanying prospectus supplement and prospectus to fully understand the terms of the Notes, the PHLX Housing Sector Index (the “Index”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section in this pricing supplement and the accompanying prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc. and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be part of a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on March     , 2007. We cannot redeem the Notes at an earlier date. We will not make any payments on the Notes until the maturity date.

Each unit will represent a single Note with a $10 original public offering price. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying prospectus.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks, including the risk of loss. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying prospectus supplement.

What is the Index?

The Index is a modified capitalization- weighted index designed to measure the performance of twenty-one companies whose primary lines of business are directly associated with the United States housing construction market (the “Underlying Stocks”). The Index composition includes residential builders, suppliers of aggregate, lumber and other construction materials, manufactured housing and mortgage insurers. The Index (index symbol “HGX”) is published by the Philadelphia Stock Exchange (the “PHLX”) and was set to 250 on January 2, 2002. For a list of the Underlying Stocks and more specific information about the Index, please see the section entitled “The Index” in this pricing supplement.

The Notes are debt obligations of ML&Co. An investment in the Notes does not entitle you to any dividends, voting rights or any other ownership interest in the Underlying Stocks.

How has the Index performed historically?

We have included a table and a graph showing the month-end closing level of the Index from July 2002 through October 2005 in the section entitled “The Index—Historical Data on the Index” in this pricing supplement.

We have provided this information to help you evaluate the behavior of the Index in various economic environments; however, this information is not necessarily indicative of how the Index will perform in the future.

What will I receive on the maturity date of the Notes?

On the maturity date, you will receive a cash payment per unit equal to the Redemption Amount.

The “Redemption Amount” to which you will be entitled will depend on the percentage change in the level of the Index over the term of the Notes and will equal:

(i) If the Ending Value is greater than the Starting Value, the greater of:

(a)  $5.00 per unit; or

(b) $10 –	($10 ×	(	Ending Value – Starting Value	))	;
Starting Value

(ii) If the Ending Value is equal to or less than the Starting Value:

$10 +	($30 ×	(	Starting Value – Ending Value	))	;
Starting Value

provided, however, the Redemption Amount will not exceed an amount expected to be between $13.00 and $13.50 per unit (the “Capped Value”). The actual Capped Value will be determined on the date the Notes are priced for initial sale to the public (the “Pricing Date”) and will be disclosed in the final pricing supplement delivered in connection with sales of the Notes.

The “Starting Value” will equal the closing level of the Index on the Pricing Date. We will disclose the Starting Value to you in the final pricing supplement delivered in connection with sales of the Notes.

The “Ending Value” means the average of the levels of the Index at the close of the market on five business days shortly before the maturity date of the Notes. We may calculate the Ending Value by reference to fewer than five or even a single day’s closing level if, during the period shortly before the maturity date of the Notes, there is a disruption in the trading of a sufficient number of stocks included in the Index or certain futures or options contracts relating to the Index.

The opportunity to participate in the possible decreases in the level of the Index through an investment in the Notes is limited because the amount that you receive on the maturity date will never exceed the Capped Value, which is expected to represent an appreciation of 30% to 35% over the $10 original public offering price per unit of the Notes. However, in the event that the level of the Index increases over the term of the Notes, the amount you receive on the maturity date will be proportionately less than the $10 original public offering price of the Notes. As a result, you may receive less, and possibly significantly less, than the $10 original public offering price per unit. In no event, however, will you receive less than $5.00 per unit.

For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this pricing supplement.

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but you will receive the Redemption Amount on the maturity date. We have designed the Notes for investors who believe the level of the Index will decrease over the term of the Notes, are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities, and willing to accept a return that will not exceed the Capped Value in exchange for the ability to participate in decreases in the level of the Index over the term of the Notes.

What about taxes?

The United States federal income tax consequences of an investment in the Notes are complex and uncertain. By purchasing a Note, you and ML&Co. agree, in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary, to characterize a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Index. Under this characterization of the Notes, you should be required to recognize gain or loss to the extent that you receive cash on the maturity date or upon a sale or exchange of a Note prior to the maturity date. You should review the discussion under the section entitled “United States Federal Income Taxation” in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity?

In determining the economic terms of the Notes, and consequently the potential return on the

Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, volatility and the current level of the Index. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the $10 original public offering price per unit of your Notes if sold before the stated maturity date.

In a situation where there had been no movement in the level of the Index and no changes in the market conditions from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the $10 original public offering price per unit. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors.

Will the Notes be listed on a stock exchange?

We have applied to have the Notes listed on the American Stock Exchange (“AMEX”) under the trading symbol “MPL”. If approval of this application is granted, the Notes will be listed on the AMEX at the time of such approval. We make no representation however, that the Notes will be listed on AMEX, or, if listed, will remain listed for the entire term of the Notes. In any event, you should be aware that the listing of the Notes on AMEX will not necessarily ensure that a liquid trading market will be available for the Notes. You should review the section entitled “Risk Factors—There may be an uncertain trading market for the Notes and the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes” in this pricing supplement.

Examples

Set forth below are four examples of Redemption Amount calculations assuming a Capped Value of $13.25, the midpoint of the expected range of $13.00 and $13.50:

Example 1—The hypothetical Ending Value is equal to 170% of the hypothetical Starting Value on the maturity date:

Hypothetical Starting Value: 527.91

Hypothetical Ending Value: 897.45

Redemption Amount (per unit)	=	$10	–	($10	×	(897.45 - 527.91))	=	$5.00	(Redemption Amount cannot be less than $5.00)
527.91

Example 2—The hypothetical Ending Value is equal to 110% of the hypothetical Starting Value on the maturity date:

Hypothetical Starting Value: 527.91

Hypothetical Ending Value: 580.70

Redemption Amount (per unit)	=	$10	–	($10	×	(580.70 - 527.91))	=	$9.00
527.91

Example 3—The hypothetical Ending Value is equal to 90% of the hypothetical Starting Value on the maturity date:

Hypothetical Starting Value: 527.91

Hypothetical Ending Value: 475.12

Redemption Amount (per unit)	=	$10	+	($30	×	(527.91 - 475.12))	=	$13.00
527.91

Example 4—The hypothetical Ending Value is equal to 70% of the hypothetical Starting Value on the maturity date:

Hypothetical Starting Value: 527.91

Hypothetical Ending Value: 369.54

Redemption Amount (per unit)	=	$10	+	($30	×	(527.91 - 369.54))	=	$13.25	(Redemption Amount cannot be greater than the Capped Value)
527.91

What is the role of MLPF&S?

Our subsidiary MLPF&S is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S will also be our agent for purposes of calculating, among other things, the Ending Value and the Redemption Amount. Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as calculation agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying prospectus. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the section entitled “Where You Can Find More Information” in the accompanying prospectus.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying prospectus supplement before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

We will not repay you a fixed amount of principal on the Notes on the maturity date. The Redemption Amount will depend on the change in the level of the Index. Because the level of the Index is subject to market fluctuations, the Redemption Amount you receive may be more or less than the $10 original public offering price per unit of the Notes. If the Ending Value is greater than the Starting Value, the Redemption Amount will be less than the $10 original public offering price per unit of the Notes. As a result, you may receive less, and possibly significantly less, than the $10 original public offering price per unit. The amount you receive on the maturity date will, however, never be less than $5.00 per unit. Additionally, although any positive return on the Notes is based on triple the amount of the percentage decrease in the Index, in no event will the Redemption Amount be greater than the Capped Value.

Your yield may be lower than the yield on other debt securities of comparable maturity

The yield that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike traditional interest bearing debt securities, the Notes do not guarantee the return of a principal amount on the maturity date.

You must rely on your own evaluation of the merits of an investment linked to the Index

In the ordinary course of their businesses, affiliates of ML&Co. from time to time express views on expected developments in the housing industry and the Underlying Stocks, and these views are sometimes communicated to clients. However, these views may vary over differing time-horizons and are subject to change. Moreover, other professionals who deal in equity markets may at any time have significantly different views from those of our affiliates. For reasons such as these, we believe that investors in securities relating to the housing industry generally derive information concerning the housing industry from multiple sources. In connection with your purchase of the Notes, you should investigate the housing industry and the Underlying Stocks and not rely on views which may be expressed by our affiliates in the ordinary course of their businesses with respect to future movements in the housing industry. In addition, since the Notes are designed for investors with a bearish view of the housing industry, you should purchase the Notes only if you believe that the Index will, or is likely to, decline over the term of the Notes.

You should make such investigation as you deem appropriate as to the merits of an investment linked to the Index. Neither the offering of the Notes nor any views which may from time to time be expressed by our affiliates in the ordinary course of their businesses with respect to future index movements constitutes a recommendation as to the merits of an investment in the Notes.

There may be an uncertain trading market for the Notes and the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes

We have applied to have the Notes listed on AMEX under the trading symbol “MPL”. If approval of this application is granted, the Notes will be listed on AMEX at the time of such approval. We make no representation, however, that the Notes will be listed on AMEX, or, if listed, will remain listed for the entire term of the Notes. In any event, you should be aware that the listing of the Notes on AMEX does not necessarily ensure that a trading market will develop for the Notes. If a trading market does develop, there can be no assurance that there will be liquidity in the trading market. The development of a trading market for the Notes will depend on our financial performance and other factors, including changes in the level of the Index.

If the trading market for the Notes is limited, there may be a limited number of buyers for your Notes if you do not wish to hold your investment until the stated maturity date. This may affect the price you receive.

If a market-maker (which prior to the approval for listing, or, to the extent the Notes are not listed, may be MLPF&S) makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price at which you could sell your Notes in a secondary market transaction is expected to be affected by factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. This listed price could be higher or lower than the original issue price. MLPF&S is not obligated to make a market in the Notes.

Assuming there is no change in the level of the Index and no change in market conditions or any other relevant factors, the price at which a purchaser (which may include MLPF&S) might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the original issue price. This is due to, among other things, the fact that the original issue price included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

The Underlying Stocks are concentrated in one industry.

All of the Underlying Stocks are issued by companies in the residential housing industry. As a result, an investment in the Notes will be concentrated in one industry.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and that the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, changes in the volatility of the Index may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as a decrease in the level of the Index. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The level of the Index is expected to affect the trading value of the Notes.    We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the level of the Index declines or does not decline from the Starting Value. However, if you choose to sell your Notes when the level of the Index is lower than the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this level because of the expectation that the Index will continue to fluctuate until the Ending Value is determined. In addition, because the payment on the maturity date on the Notes will not exceed the Capped Value, we do not expect that the Notes will trade in the secondary market above the Capped Value.

Changes in the levels of interest rates are expected to affect the trading value of the Notes.    We expect that changes in interest rates will affect the trading value of the Notes. Generally, if United States interest rates increase, the value of outstanding debt securities tend to decline and, conversely, if United States interest rates decrease, the value of outstanding debt securities tend to increase. In addition, increases in United States interest rates may decrease the level of the Index, which would generally tend to increase the trading value of the Notes, and, conversely, decreases in United States interest rates may increase the level of the Index, which would generally tend to decrease the trading value of the Notes.

Changes in the volatility of the Index are expected to affect the trading value of the Notes.    Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Index increases or decreases, the trading value of the Notes may be adversely affected.

Changes in dividend yields on the Underlying Stocks are expected to affect the trading value of the Notes.    In general, if dividend yields on the Underlying Stocks increase, we expect that the trading value of the Notes will increase and, conversely, if dividend yields on these Underlying Stocks decrease, we expect that the trading value of the Notes will decrease.

As the time remaining to the stated maturity date of the Notes decreases, the “time premium” associated with the Notes is expected to decrease.    We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on the level of interest rates and the level of the Index. This difference will reflect a “time premium” due to expectations concerning the level of the Index during the period before the stated maturity date of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in our credit ratings may affect the trading value of the Notes.    Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage decrease in the level of the Index over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the level of the Index will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the Underlying Stocks or futures or option contracts on the Underlying Stocks for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of the Underlying Stocks and the Index and, in turn, the level of the Index in a manner that would be adverse to your investment in the Notes. Any purchases by us, our affiliates or others on our behalf on or before the Pricing Date may temporarily increase the prices of the Underlying Stocks and the Index. Temporary increases in the market prices of the Underlying Stocks and the Index may also occur as a result of the purchasing activities of other market participants. Consequently, the prices of the Underlying Stocks and the Index may rise subsequent to the Pricing Date increasing the level of the Index and therefore reducing the market value of the Notes.

Potential conflicts of interest could arise

Our subsidiary MLPF&S is our agent for the purposes of calculating the Ending Value and Redemption Amount. Under certain circumstances, MLPF&S as our subsidiary and its responsibilities as calculation agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the level of the Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the Index. See the sections entitled “Description of the Notes—Adjustments to the Index; Market Disruption Events” and “—Discontinuance of the Index” in this pricing supplement. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Redemption Amount due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the companies included in the Index including extending loans to, or making equity investments in, those companies or providing advisory services to those companies, including merger and acquisition advisory services. In the course of business, ML&Co. or its affiliates may acquire non-public information relating to those companies and, in addition, one or more affiliates of ML&Co. may publish research reports about those companies. ML&Co. does not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the companies included in the Index. Any prospective purchaser of the Notes should undertake an independent investigation of the companies included in the Index as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of those companies does not reflect any investment recommendations of ML&Co. or its affiliates.

Tax consequences are uncertain

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior debt securities entitled “Medium-Term Notes, Series C” under the 1983 Indenture, which is more fully described in the accompanying prospectus. The Notes will mature on March     , 2007. Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is                     .

While on the maturity date a holder of a Note will receive an amount equal to the Redemption Amount, there will be no other payment of interest, periodic or otherwise. See the section entitled “—Payment on the Maturity Date” in this pricing supplement.

The Notes will not be subject to redemption by ML&Co. or at the option of any holder of the Notes before the maturity date.

ML&Co. will issue the Notes in denominations of whole units each with a $10 original public offering price per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying prospectus.

The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

On the maturity date, you will be entitled to receive a cash payment per unit equal to the Redemption Amount, as provided below.

Determination of the Redemption Amount

The “Redemption Amount” per unit will be determined by the calculation agent and will equal:

(i)  If the Ending Value is greater than the Starting Value, the greater of :

(a)	$5.00 per unit; or
(b)	$10	–	($10	×	(	Ending Value – Starting Value	))
						Starting Value

(ii)  If the Ending Value is equal to or less than the Starting Value:

$10	+	($30	×	(	Starting Value – Ending Value	))	;
Starting Value

provided, however, the Redemption Amount will not exceed an amount expected to be between $13.00 and $13.50 per unit (the “Capped Value”). The actual Capped Value will be determined on the date the Notes are priced for initial sale to the public (the “Pricing Date”) and will be disclosed in the final pricing supplement delivered in connection with sales of the Notes.

The “Starting Value” will equal the closing level of the PHLX Housing Sector Index (the “Index”) on the Pricing Date. We will disclose the Starting Value to you in the final pricing supplement delivered in connection with sales of the Notes.

The “Ending Value” will be determined by the calculation agent and will equal the average of the closing levels of the Index determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Ending Value will equal the average of the closing levels of the Index on those Calculation Days. If there is only one Calculation Day during the Calculation Period, then the Ending Value will equal the closing level of the Index on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the closing level of the Index determined on the last scheduled Index Business Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event (as described below under “—Adjustments to the Index; Market Disruption Events”) on that scheduled Index Business Day.

The “Calculation Period” means the period from and including the seventh scheduled Index Business Day before the maturity date to and including the second scheduled Index Business Day before the maturity date.

A “Calculation Day” means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

An “Index Business Day” means any day on which the PHLX, the New York Stock Exchange (the “NYSE”), the AMEX and The Nasdaq Stock Market (the “Nasdaq”) are open for trading and the Index or any successor index is calculated and published.

All determinations made by the calculation agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Returns

The following table illustrates, for the hypothetical Starting Value and a range of hypothetical Ending Values of the Index:

•	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;

•	the total amount payable on the maturity date per unit;

•	the total rate of return to holders of the Notes;

•	the pretax annualized rate of return to holders of the Notes; and

•	the pretax annualized rate of return of an investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 0.95% per annum, as more fully described below.

Hypothetical Ending Value	Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes(1)	Pretax annualized rate of return of stocks included in the Index(1)(2)
263.96	–50%	$13.25	32.50%	23.79%	–47.21%
316.75	–40%	$13.25	32.50%	23.79%	–35.82%
369.54	–30%	$13.25	32.50%	23.79%	–25.52%
422.33	–20%	$13.25(4)	32.50%	23.79%	–16.05%
475.12	–10%	$13.00	30.00%	22.09%	–7.27%
488.32	–7.50%	$12.25	22.50%	16.88%	–5.16%
501.51	–5%	$11.50	15.00%	11.48%	–3.09%
514.71	–2.50%	$10.75	7.50%	5.86%	–1.06%
527.91(3)	0%	$10.00	0.00%	0.00%	0.95%
554.31	5%	$ 9.50	–5.00%	–4.06%	4.88%
580.70	10%	$ 9.00	–10.00%	–8.24%	8.69%
633.49	20%	$ 8.00	–20.00%	–17.05%	16.03%
686.28	30%	$ 7.00	–30.00%	–26.55%	23.00%
739.07	40%	$ 6.00	–40.00%	–36.91%	29.66%
791.87	50%	$ 5.00(5)	–50.00%	–48.36%	36.05%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from November 23, 2005 to February 23, 2007, a term expected to be equal to that of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the Underlying Stocks that equals the percentage change in the Index from the hypothetical Starting Value to the relevant hypothetical Ending Value;

(b)	a constant dividend yield of 0.95% per annum, paid quarterly from the date of initial delivery of the Notes, applied to the level of the Index at the end of each quarter assuming this level increases or decreases linearly from the hypothetical Starting Value to the applicable hypothetical Ending Value; and

(c)	no transaction fees or expenses.

(3)	This is the hypothetical Starting Value. The actual Starting Value will be determined on the Pricing Date and will be disclosed in the final pricing supplement delivered in connection with sales of the Notes.

(4)	The total amount payable on the maturity date per unit of the Notes cannot exceed the Capped Value which for purposes of this table is assumed to be $13.25, the midpoint of the expected range of $13.00 and $13.50.

(5)	The Redemption Amount cannot be less than $5.00.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, Capped Value and term of your investment.

Adjustments to the Index; Market Disruption Events

If at any time the PHLX makes a material change in the formula for or the method of calculating the Index or in any other way materially modifies the Index so that the Index does not, in the opinion of the calculation agent, fairly represent the level of the Index had those changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, on each date that the closing level of the Index is to be calculated, make any adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a level of a stock index comparable to the Index as if those changes or modifications had not been made, and calculate the closing level with reference to the Index, as so adjusted. Accordingly, if the method of calculating the Index is modified so that the level of the Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the calculation agent will adjust the Index in order to arrive at a level of the Index as if it had not been modified, e.g., as if a split had not occurred.

“Market Disruption Event” means either of the following events as determined by the calculation agent:

(a)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), in 20% or more of the stocks which then comprise the Index or any successor index; or

(b)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the applicable exchange or otherwise, in options contracts or futures contracts related to the Index, or any successor index, which are traded on any major United States exchange.

For the purpose of determining whether a Market Disruption Event has occurred:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the applicable exchange;

(2)	a suspension in trading in a futures or option contract on an Underlying Stock, the Index or any successor index to the PHLX Housing Sector Index, by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension of or material limitation on trading in futures or option contracts related to that index;

(3)	a suspension of or material limitation on trading on the applicable exchange will not include any time when that exchange is closed for trading under ordinary circumstances; and

(4)	for the purpose of clause (a) above, any limitations on trading during significant market fluctuations under NYSE Rule 80B, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the Securities and Exchange Commission of similar scope as determined by the calculation agent, will be considered “material”.

As a result of terrorist attacks, the financial markets were closed from September 11, 2001 through September 14, 2001, and levels of the Index are not available for those dates. Those market closures would have constituted Market Disruption Events. The occurrence of a Market Disruption Event could effect the calculation of the payment you may receive on the maturity date. See the section entitled “—Payment on the Maturity Date” in this pricing supplement.

Discontinuance of the Index

If the PHLX discontinues publication of the Index and the PHLX or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Index (a “successor index”), then, upon the calculation agent’s notification of that determination to the trustee and ML&Co., the calculation agent will substitute the successor index as calculated by the PHLX or any other entity for the Index and calculate the Ending Value as described above under “—Payment on the Maturity Date”. Upon any selection by the calculation agent of a successor index, ML&Co. will cause notice to be given to holders of the Notes.

In the event that the PHLX discontinues publication of the Index and:

•	the calculation agent does not select a successor index; or

•	the successor index is not published on any of the Calculation Days,

the calculation agent will compute a substitute level for the Index in accordance with the procedures last used to calculate the Index before any discontinuance. If a successor index is selected or the calculation agent calculates a level as a substitute for the Index as described below, the successor index or level will be used as a substitute for the Index for all purposes, including for the purpose of determining whether a Market Disruption Event exists.

If the PHLX discontinues publication of the Index before the Calculation Period and the calculation agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

•	the determination of the Ending Value; or

•	a determination by the calculation agent that a successor index is available,

the calculation agent will determine the value that would be used in computing the Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The calculation agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation and arrange for information with respect to these values to be made available by telephone.

A “Business Day” means any day on which the PHLX, the NYSE, the AMEX and the Nasdaq are open for trading.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Notes.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $10 original public offering price per unit, will be equal to the Redemption Amount, calculated as though the date of acceleration were the stated maturity date of the Notes. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the holder of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the $10 original public offering price per unit plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the stated maturity date of the Notes.

In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the rate of         % per annum, to the extent that payment of interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

THE INDEX

All disclosure contained in this pricing supplement regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components, unless otherwise stated, has been derived from publicly available sources. The information reflects the policies of the PHLX as stated in these sources and these policies are subject to change at the discretion of the PHLX. We make no representation or warranty as to the accuracy or completeness of such information.

The Index is designed to measure the performance of twenty-one companies whose primary lines of business are directly associated with the United States housing construction market (the “Underlying Stocks”). The Index composition includes residential builders, suppliers of aggregate, lumber and other construction materials, manufactured housing and mortgage insurers. The Index (index symbol “HGX”) is published by the PHLX and was set to 250 on January 2, 2002. Options commenced trading on the Index on July 12, 2002. The Index is a modified capitalization-weighted index, which is intended to maintain as closely as possible the proportional capitalization distribution of the portfolio of stocks included in the Index, while limiting the maximum weight of a single stock or group of stocks to a predetermined maximum (normally 25% for a single stock, and 50% or more for an aggregation of all stocks weighing 5% or more). This rebalancing is accomplished by occasionally artificially reducing the capitalization of higher weighted stocks and redistributing the weight to lower weighted stocks. The net result is a weight distribution that is less skewed toward the larger stocks, but still does not approach equal weighting. The total capitalization of the portfolio remains the same. The following is a list of companies included in the Index and their trading symbols: American Standard Companies Inc. (ASD); Beazer Homes USA, Inc. (BZH); Centex Corporation (CTX); Champion Enterprises, Inc. (CHB); D.R. Horton, Inc. (DHI); Hovnanian Enterprises, Inc. (HOV); KB Home (KBH); Lennar Corporation (LEN); Masco Corporation (MAS); M.D.C. Holdings, Inc. (MDC); Meritage Homes Corporation (MTH); The PMI Group, Inc. (PMI); Pulte Homes, Inc. (PHM); Radian Group Inc. (RDN); The Ryland Group, Inc. (RYL); Standard Pacific Corp. (SPF); Temple-Inland, Inc. (TIN); Toll Brothers, Inc. (TOL); USG Corporation (USG); Vulcan Materials Company (VMC); and Weyerhaeuser Company (WY). We have provided a brief description of each of the companies included in the Index and their corresponding historical price information in Annex A of this pricing supplement.

The Index is rebalanced at least semi-annually for implementation at the end of each January and July option expiration if the modified capitalization of a single component or group of components exceeds the concentration thresholds discussed above as of the last trading day of the previous month. This rebalancing is based on the actual market capitalizations of the component stocks as determined by actual share amounts and closing prices on the last trading day of the previous month. The modified share value for each Underlying Stock comprising the Index remains fixed between rebalancings, except in the event of certain types of corporate actions such as stock splits, mergers, acquisitions, stock repurchases or any similar event with respect to an Underlying Stock resulting in a change in share value greater than 5% or more. When the Index is adjusted between rebalancings for these events, the modified share amount of the relevant Underlying Stock comprising the Index is adjusted, to the nearest whole share, to maintain the Underlying Stock’s relative weight in the Index immediately prior to the corporate action. In connection with any adjustments to the Index, the Index divisor may be adjusted to ensure that there are no changes to the level of the Index as a result of non-market forces.

The PHLX is under no obligation to continue the calculation and dissemination of the Index. The Notes are not sponsored, endorsed, sold or promoted by the PHLX. No inference should be drawn from the information contained in this pricing supplement that the PHLX makes any representation or warranty, implied or express, to ML&Co., the holder of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Notes to track general stock market performance. The PHLX has no obligation to take the needs of ML&Co. or the holder of the Notes into consideration in determining, composing or calculating the Index. The PHLX is not responsible for, and has not participated in the determination of the timing of, prices for, or quantities of, the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be settled in cash. The PHLX has no obligation or liability in connection with the administration or marketing of the Notes.

None of ML&Co., the calculation agent and MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

Historical Data on the Index

The following table sets forth the level of the Index at the end of each month in the period from July 2002 through October 2005. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes.

	2002	2003	2004	2005
January		220.07	353.37	468.61
February		218.78	384.54	503.97
March		214.95	400.65	478.54
April		246.03	366.93	465.67
May		278.09	371.69	505.19
June		280.84	381.29	532.08
July	249.47	284.21	366.43	575.56
August	244.75	301.46	382.44	542.06
September	211.47	305.46	407.98	538.41
October	219.08	351.34	395.47	485.59
November	233.44	361.85	418.94
December	224.77	366.37	469.32

The following graph sets forth the historical performance of the Index presented in the preceding table. Past movements of the Index are not necessarily indicative of the future performance of the Index. On November 22, 2005 the hypothetical Pricing Date, the closing level of the Index was 527.91.

License Agreement

The PHLX and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use the PHLX Housing SectorSM Index, which is owned and published by the PHLX, in connection with certain securities, including the Notes. ML&Co. is an authorized sublicensee of MLPF&S.

The license agreement between PHLX and MLPF&S provides that the following language must be stated in this pricing supplement:

“PHLX Housing SectorSM Index (HGXSM) (“Index”) is not sponsored, endorsed, sold or promoted by Philadelphia Stock Exchange, Inc. (“PHLX”). PHLX makes no representation or warranty, express or implied, to the owners of the Index or any member of the public regarding the advisability of investing in the Notes generally or in the Index particularly or the ability of the Index to track market performance. PHLX’s only relationship to ML&Co. is the licensing of certain names and marks and of the Index, which is determined, composed and calculated without regard to ML&Co. PHLX has no obligation to take the needs of the ML&Co. or the owners of the Index into consideration in determining, composing or calculating the Index. PHLX is not responsible for and has not participated in any determination or calculation made with respect to the issuance or redemption of the Index. PHLX has no obligation or liability in connection with the administration, purchase, sale, marketing, promotion or trading of the Index.

PHLX DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE PHLX HOUSING SECTORSM INDEX (HGXSM) (“INDEX”) OR ANY DATA INCLUDED THEREIN. PHLX MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ML&CO., OWNERS OF THE INDEX, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. PHLX MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL PHLX HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.”

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, counsel to ML&Co. (“Tax Counsel”). As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “United States Federal Income Taxation” that is contained in the accompanying prospectus supplement and supercedes that discussion to the extent that it contains information that is inconsistent with that contained in the accompanying prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities (except to the extent specifically discussed below), dealers in securities or currencies, persons subject to the alternative minimum tax, persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for United States federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate the income of which is subject to United States federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Index. In the opinion of Tax Counsel, this characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the “IRS”), will not result in the imposition of penalties. The treatment of the Notes described above is not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for United States federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the assumption that the treatment described above is accepted for United States federal income tax purposes.

Tax Treatment of the Notes

Assuming the characterization of the Notes as set forth above, Tax Counsel believes that the following United States federal income tax consequences should result.

Tax Basis.    A U.S. Holder’s tax basis in a Note will equal the amount paid by the U.S. Holder to acquire the Note.

Payment on the Maturity Date.    Upon the receipt of cash on the maturity date of the Notes, a U.S. Holder will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. It is uncertain whether any gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any gain or loss to the IRS in a manner consistent with the treatment of that gain or loss as capital gain or loss. If any gain or loss is treated as capital gain or loss, then that gain or loss will generally be long-term capital gain or loss, as the case may be, if the U.S. Holder has held the Note for more than one year as of the maturity date. The deductibility of capital losses is subject to certain limitations.

Sale or Exchange of the Notes.    Upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and the U.S. Holder’s tax basis in the Note so sold or exchanged. Capital gain or loss will generally be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of disposition. As discussed above, the deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. In particular, the IRS could seek to analyze the United States federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the “CPDI Regulations”).

If the IRS were successful in asserting that the CPDI Regulations applied to the Notes, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue original issue discount on the Notes every year at a “comparable yield” for us, determined at the time of issuance of the Notes. Furthermore, any gain realized on the maturity date or upon a sale or other disposition of the Notes would generally be treated as ordinary income, and any loss realized on the maturity date or upon a sale or other disposition of the Notes would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount and capital loss thereafter.

Even if the CPDI Regulations do not apply to the Notes, other alternative United States federal income tax characterizations or treatments of the Notes may also be possible, and if applied could also affect the timing and the character of the income or loss with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the United States federal income tax consequences of an investment in the Notes.

Constructive Ownership Law

Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), treats a taxpayer owning certain types of derivative positions in property as having “constructive ownership” of that property, with the result that all or a portion of any long-term capital gain recognized by that taxpayer with respect to the derivative position will be recharacterized as ordinary income. In its current form, Section 1260 of the Code does not apply to the Notes. If Section 1260 of the Code were to apply to the Notes in the future, however, the effect on a U.S. Holder of a Note would be to treat all or a portion of any long-term capital gain recognized by the U.S. Holder on the sale, exchange or maturity of a Note as ordinary income. In addition, Section 1260 of the Code would impose an interest charge on any gain that was recharacterized. U.S. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Code, if any, to the purchase, ownership and disposition of a Note.

Unrelated Business Taxable Income

Section 511 of the Code generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. As discussed above, the U.S. federal income tax characterization of the Notes is uncertain. Nevertheless, in general, if the Notes are held for investment purposes, the amount of income or gain, if any, realized on the maturity date or upon a sale or exchange of a Note prior to the maturity date, or any income that would accrue to a holder of a Note if the Notes were characterized as contingent payment debt instruments (as discussed above), will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

Based on the treatment of each Note as a pre-paid cash-settled forward contract linked to the level of the Index, in the case of a non-U.S. Holder, a payment made with respect to a Note on the maturity date will not be subject to United States withholding tax, provided that the non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with a United States trade or business of the non-U.S. Holder. Any capital gain realized upon the sale or other disposition of a Note by a non-U.S. Holder will generally not be subject to United States federal income tax if (i) that gain is not effectively connected with a United States trade or business of the non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, the individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by the individual in the United States, and the individual does not have a “tax home” (as defined for United States federal income tax purposes) in the United States.

As discussed above, alternative characterizations of the Notes for United States federal income tax purposes are possible. Should an alternative characterization of the Notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the Notes to become subject to withholding tax, ML&Co. will withhold tax at the applicable statutory rate. Prospective non-U.S. Holders of the Notes should consult their own tax advisors in this regard.

Backup Withholding

A beneficial owner of a Note may be subject to backup withholding at the applicable statutory rate of United States federal income tax on certain amounts paid to the beneficial owner unless the beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan (a “plan”) subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also “plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (“non-ERISA arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“similar laws”).

The acquisition of the Notes by a plan with respect to which we, MLPF&S or certain of our affiliates is or becomes a party in interest may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

(1)	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

(2)	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

(3)	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

(4)	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

(5)	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or (3) any person investing “plan assets” of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with “plan assets” of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim condensed consolidated financial information for the three-month periods ended April 1, 2005 and March 26, 2004, the three-month and six-month periods ended July 1, 2005 and June 25, 2004 and the three-month and nine-month periods ended September 30, 2005 and September 24, 2004 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for reviews of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc.’s Quarterly Reports on Form 10-Q for the quarters ended April 1, 2005, July 1, 2005 and September 30, 2005 and incorporated by reference herein, they did not audit and they do not express opinions on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim condensed consolidated financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Page
Business Day	PS-15
Calculation Day	PS-12
Calculation Period	PS-12
Capped Value	PS-4
Ending Value	PS-4
Index	PS-3
Index Business Day	PS-12
Market Disruption Event	PS-14
Notes	PS-1
Pricing Date	PS-4
Redemption Amount	PS-4
Starting Value	PS-4
successor index	PS-15
Underlying Stocks	PS-3

ANNEX A

This annex contains tables which provide a brief synopsis of the business of each of the Underlying Stocks as well as the split-adjusted month-end closing market prices for each Underlying Stock in each month from January 2000 through October 2005 (or from the first month-end for which that data is available) as of November 22, 2005. The historical prices of the Underlying Stocks are not indicative of the future performance of the Underlying Stocks. The following information, with respect to the business of each company issuing an Underlying Stock, has been derived from publicly available documents published by that company. Because the common stock of each of those companies is registered under the Securities Exchange Act of 1934, those companies are required to file periodically financial and other information specified by the Securities and Exchange Commission (the “SEC”). For more information about those companies, information provided to or filed with the SEC by those companies can be inspected at the SEC’s public reference facilities or accessed through the SEC’s web site at http://www.sec.gov.

AMERICAN STANDARD COMPANIES INC.

American Standard Companies Inc. is a global, diversified manufacturer of high-quality, brand-name products in three major business segments: air conditioning systems and services; bath and kitchen fixtures and fittings; and vehicle control systems.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	12.50	January	17.20	January	21.57	January	22.22	January	35.40	January	40.04
February	11.63	February	18.88	February	21.77	February	22.84	February	36.32	February	45.80
March	12.33	March	19.69	March	23.58	March	22.92	March	37.92	March	46.48
April	13.67	April	20.08	April	24.90	April	23.73	April	35.06	April	44.71
May	15.40	May	22.21	May	25.17	May	24.66	May	37.52	May	42.80
June	13.67	June	20.03	June	25.03	June	24.64	June	40.31	June	41.92
July	14.85	July	22.68	July	23.84	July	25.47	July	37.89	July	44.28
August	15.44	August	23.28	August	23.88	August	26.73	August	37.61	August	45.60
September	14.81	September	18.33	September	21.21	September	28.08	September	38.91	September	46.55
October	15.29	October	19.30	October	22.23	October	31.90	October	36.57	October	38.04
November	13.94	November	21.17	November	24.83	November	33.23	November	38.94
December	16.44	December	22.74	December	23.71	December	33.57	December	41.32

The closing price on November 22, 2005 was $39.37.

BEAZER HOMES USA, INC.

Beazer Homes USA, Inc. designs, builds and sells primarily single-family homes in various locations within the United States. Beazer also originates mortgages on behalf of its customers through its subsidiaries Beazer Mortgage Corporation or Beazer Mortgage, and provides title services to its customers in many of its markets.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	6.13	January	15.97	January	26.70	January	19.18	January	31.08	January	49.50
February	6.17	February	15.23	February	30.18	February	19.45	February	35.63	February	57.31
March	6.25	March	13.10	March	25.85	March	19.60	March	35.30	March	49.86
April	6.38	April	19.47	April	29.51	April	23.42	April	32.82	April	45.60
May	6.13	May	20.00	May	26.07	May	28.27	May	33.59	May	53.46
June	6.08	June	21.16	June	26.67	June	27.83	June	33.44	June	57.15
July	7.02	July	24.32	July	20.79	July	25.72	July	31.13	July	65.44
August	8.25	August	21.63	August	21.39	August	27.71	August	32.55	August	62.44
September	9.02	September	16.20	September	20.35	September	28.13	September	35.63	September	58.67
October	9.29	October	15.22	October	21.91	October	33.17	October	36.59	October	57.95
November	10.44	November	22.33	November	21.26	November	35.57	November	41.33
December	13.33	December	24.39	December	20.20	December	32.55	December	48.74

The closing price on November 22, 2005 was $72.50.

CENTEX CORPORATION

Centex Corporation operates, through its subsidiary companies, in four principal business segments: home building, residential mortgage banking, commercial construction and development and sale of land.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	9.80	January	18.20	January	26.51	January	23.58	January	47.76	January	61.31
February	8.77	February	18.34	February	26.04	February	24.64	February	53.40	February	63.59
March	10.61	March	18.56	March	23.14	March	24.23	March	54.06	March	57.27
April	10.75	April	19.23	April	25.09	April	29.42	April	47.95	April	57.72
May	9.25	May	16.61	May	23.95	May	34.60	May	48.49	May	65.48
June	10.47	June	18.16	June	25.75	June	34.67	June	45.75	June	70.67
July	10.67	July	20.96	July	21.37	July	32.73	July	42.42	July	73.98
August	12.87	August	19.52	August	22.50	August	34.02	August	45.77	August	67.75
September	14.32	September	15.03	September	19.76	September	35.12	September	50.46	September	64.58
October	16.49	October	17.05	October	20.27	October	43.97	October	51.94	October	64.35
November	15.76	November	20.14	November	22.43	November	49.34	November	52.47
December	16.74	December	25.44	December	22.37	December	48.55	December	59.58

The closing price on November 22, 2005 was $76.04.

CHAMPION ENTERPRISES, INC.

Champion Enterprises, Inc. and its subsidiaries primarily produce and sell factory-built homes.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	7.69	January	7.05	January	12.36	January	2.95	January	6.68	January	10.79
February	6.31	February	5.50	February	8.83	February	2.06	February	10.65	February	10.35
March	5.75	March	5.15	March	8.00	March	1.84	March	10.60	March	9.40
April	7.06	April	8.05	April	8.30	April	2.42	April	10.89	April	9.44
May	5.69	May	10.62	May	8.02	May	3.55	May	9.35	May	9.73
June	4.88	June	11.38	June	5.62	June	5.18	June	9.18	June	9.94
July	5.44	July	10.90	July	4.02	July	6.49	July	9.73	July	12.06
August	6.63	August	10.50	August	2.68	August	7.25	August	9.63	August	13.33
September	4.25	September	6.95	September	2.94	September	6.35	September	10.29	September	14.78
October	3.88	October	8.81	October	2.32	October	7.10	October	10.89	October	13.88
November	3.13	November	12.07	November	3.65	November	7.22	November	11.48
December	2.75	December	12.31	December	2.85	December	7.00	December	11.82

The closing price on November 22, 2005 was $15.16.

D.R. HORTON, INC.

D.R. Horton, Inc. constructs and sells single-family homes designed principally for first time homebuyers in metropolitan areas of the Mid-Atlantic, Midwest, Southeast, Southwest and West regions of the United States.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	3.19	January	7.07	January	12.48	January	9.55	January	21.08	January	29.84
February	3.10	February	6.85	February	13.30	February	9.16	February	23.84	February	32.82
March	3.60	March	7.05	March	12.57	March	9.60	March	26.57	March	29.24
April	3.56	April	8.07	April	12.90	April	11.85	April	21.60	April	30.50
May	3.60	May	6.87	May	12.26	May	13.15	May	21.68	May	34.57
June	3.74	June	7.57	June	13.02	June	14.05	June	21.30	June	37.61
July	4.27	July	9.18	July	11.10	July	14.08	July	20.72	July	41.08
August	5.41	August	8.41	August	10.38	August	15.56	August	23.21	August	36.92
September	5.16	September	6.95	September	9.31	September	16.35	September	24.83	September	36.22
October	5.56	October	7.45	October	9.64	October	19.90	October	22.50	October	30.69
November	5.57	November	9.34	November	9.56	November	21.85	November	26.41
December	7.34	December	10.82	December	8.68	December	21.63	December	30.23

The closing price on November 22, 2005 was $36.89.

HOVNANIAN ENTERPRISES, INC.

Hovnanian Enterprises, Inc. designs, constructs, markets and sells single-family detached homes, attached townhomes and condominiums, mid-rise and high-rise condominiums, urban infill and active adult homes in planned residential developments. Hovnanian currently offers homes for sale in 275 communities in 24 markets in 13 states throughout the United States.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January		January		January	10.62	January	14.57	January	36.89	January	52.24
February		February		February	13.15	February	16.42	February	40.35	February	55.00
March		March	7.19	March	13.30	March	17.28	March	43.15	March	51.00
April		April	9.25	April	15.22	April	19.90	April	35.97	April	50.77
May		May	8.50	May	16.00	May	28.98	May	35.30	May	62.10
June		June	7.26	June	17.94	June	29.48	June	34.71	June	65.20
July		July	7.38	July	14.27	July	24.68	July	31.03	July	70.68
August		August	7.10	August	15.56	August	30.84	August	34.42	August	60.15
September		September	5.77	September	16.90	September	32.19	September	40.10	September	51.20
October		October	5.85	October	18.91	October	40.64	October	37.54	October	44.99
November		November	6.91	November	16.70	November	46.13	November	40.27
December		December	10.64	December	15.85	December	43.53	December	49.52

The closing price on November 22, 2005 was $51.05.

KB HOME

KB Home is one of America’s leading homebuilders with domestic operations through the United States. Kaufman & Broad S.A., its publicly-traded subsidiary is one of the largest homebuilders in France based on revenues. KB also provides mortgage banking services to the majority of its domestic homebuyers through its wholly-owned subsidiary, KB Home Mortgage Company.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	10.84	January	16.01	January	21.53	January	22.36	January	33.77	January	54.33
February	9.56	February	13.98	February	21.83	February	23.45	February	36.18	February	62.40
March	10.72	March	16.32	March	21.70	March	22.73	March	40.40	March	58.73
April	9.63	April	15.11	April	24.93	April	24.64	April	34.47	April	57.00
May	8.66	May	12.71	May	25.77	May	31.25	May	32.94	May	67.54
June	9.91	June	15.09	June	25.76	June	30.99	June	34.32	June	76.23
July	9.78	July	16.30	July	23.11	July	28.31	July	32.03	July	81.91
August	12.41	August	16.19	August	23.98	August	28.61	August	34.39	August	74.16
September	13.47	September	14.21	September	24.42	September	29.83	September	42.25	September	73.20
October	14.88	October	14.78	October	23.60	October	34.25	October	41.13	October	65.35
November	15.69	November	16.81	November	22.35	November	34.44	November	43.95
December	16.84	December	20.05	December	21.43	December	36.26	December	52.20

The closing price on November 22, 2005 was $71.70.

LENNAR CORPORATION

Lennar Corporation is a homebuilder and is a provider of residential financial services. Lennar’s homebuilding operations include the sale and construction of single-family attached and detached homes, as well as the purchase, development and sale of residential land. The financial services operations provide mortgage financing, title insurance and closing services for Lennar homebuyers and others; acquire, package and resell residential mortgage loans and mortgage-backed securities, perform mortgage loan servicing activities and provide cable television and alarm monitoring services to residents of Lennar communities and others.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	7.25	January	16.74	January	25.22	January	24.50	January	44.10	January	56.47
February	7.51	February	16.15	February	25.12	February	24.56	February	49.45	February	60.82
March	9.87	March	18.13	March	24.00	March	24.36	March	54.03	March	56.68
April	8.47	April	19.91	April	25.27	April	27.12	April	46.85	April	51.47
May	8.59	May	16.83	May	24.89	May	33.53	May	45.90	May	58.01
June	9.21	June	18.97	June	27.84	June	35.75	June	44.72	June	63.45
July	10.92	July	20.88	July	23.09	July	32.60	July	42.68	July	67.27
August	12.57	August	20.27	August	24.02	August	33.63	August	45.80	August	62.10
September	13.51	September	16.40	September	25.38	September	38.90	September	47.60	September	59.76
October	14.61	October	16.50	October	25.10	October	45.93	October	44.98	October	55.58
November	14.42	November	16.92	November	24.12	November	48.95	November	44.93
December	16.49	December	21.30	December	23.47	December	48.00	December	56.68

The closing price on November 22, 2005 was $59.10.

MASCO CORPORATION

Masco Corporation manufactures, sells and installs home improvement and building products, with emphasis on brand name products and services holding leadership positions in their markets. Masco is among the largest manufacturers in North America of brand name consumer products designed for the home improvement and new construction markets.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	19.94	January	24.00	January	26.76	January	18.19	January	26.66	January	36.80
February	17.88	February	23.37	February	28.07	February	18.38	February	28.04	February	33.72
March	20.50	March	24.14	March	27.45	March	18.62	March	30.44	March	34.67
April	22.44	April	23.00	April	28.10	April	21.07	April	28.01	April	31.49
May	19.69	May	23.36	May	26.66	May	24.60	May	28.95	May	32.02
June	18.06	June	24.96	June	27.11	June	23.85	June	31.18	June	31.76
July	19.75	July	25.21	July	24.20	July	24.37	July	30.24	July	33.91
August	19.50	August	25.82	August	24.16	August	24.79	August	32.13	August	30.68
September	18.63	September	20.44	September	19.55	September	24.48	September	34.53	September	30.68
October	18.69	October	19.83	October	20.56	October	27.50	October	34.26	October	28.50
November	19.31	November	20.93	November	20.17	November	27.20	November	35.27
December	25.69	December	24.50	December	21.05	December	27.41	December	36.53

The closing price on November 22, 2005 was $30.22.

M.D.C. HOLDINGS, INC.

M.D.C. Holdings, Inc.’s primary business is owning and managing subsidiary companies that sell and build homes under the name Richmond American Homes. M.D.C.’s financial services segment consists of HomeAmerican Mortgage Corporation, which originates mortgage loans primarily for its homebuyers, and American Home Insurance Agency, Inc., which offers third party insurance products to its homebuyers.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	7.42	January	18.13	January	25.51	January	25.11	January	43.81	January	72.80
February	7.98	February	20.66	February	27.90	February	23.87	February	49.25	February	79.62
March	9.42	March	22.74	March	27.46	March	24.40	March	54.15	March	69.65
April	10.02	April	24.86	April	32.10	April	29.31	April	47.53	April	65.38
May	10.15	May	18.22	May	28.30	May	34.82	May	49.48	May	72.21
June	9.79	June	20.46	June	33.06	June	33.76	June	48.93	June	82.25
July	10.51	July	24.24	July	26.45	July	34.80	July	51.65	July	85.42
August	13.17	August	17.63	August	25.56	August	35.73	August	52.96	August	76.38
September	13.66	September	16.02	September	22.44	September	37.76	September	56.23	September	78.89
October	14.38	October	15.41	October	23.87	October	47.08	October	59.04	October	68.60
November	14.74	November	20.68	November	22.70	November	48.50	November	58.23
December	17.31	December	24.02	December	24.32	December	45.10	December	66.49

The closing price on November 22, 2005 was $71.36.

MERITAGE HOMES CORPORATION

Meritage Homes Corporation is a leading designer and builder of single-family homes in the southern and western United States, based on the number of home closings and revenue. Meritage focuses on providing a broad range of first-time, move-up, active adult and luxury homes to their targeted customer base. They are organized into six geographic regions and operate in one business segment, homebuilding.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	2.55	January	9.12	January	14.34	January	16.45	January	32.45	January	64.65
February	2.83	February	7.94	February	15.68	February	15.80	February	37.04	February	73.23
March	2.50	March	7.38	March	15.98	March	16.77	March	37.13	March	58.92
April	2.75	April	10.20	April	22.40	April	19.08	April	33.93	April	63.29
May	2.77	May	10.68	May	21.20	May	23.59	May	34.10	May	72.72
June	2.67	June	11.50	June	22.83	June	24.63	June	34.40	June	79.50
July	3.25	July	14.44	July	16.39	July	22.19	July	30.95	July	92.95
August	3.91	August	12.38	August	17.96	August	22.48	August	33.41	August	78.29
September	4.56	September	9.25	September	17.73	September	23.63	September	39.30	September	76.66
October	5.75	October	11.03	October	20.00	October	29.55	October	44.35	October	62.27
November	6.22	November	11.17	November	16.55	November	31.58	November	46.80
December	9.25	December	12.83	December	16.83	December	33.16	December	56.35

The closing price on November 22, 2005 was $67.80.

THE PMI GROUP, INC.

The PMI Group, Inc. is an international provider of credit enhancement as well as other products that promote homeownership and facilitate mortgage transactions in the capital markets.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	20.63	January	28.25	January	35.28	January	28.75	January	38.62	January	39.77
February	18.16	February	28.01	February	35.43	February	27.10	February	39.60	February	40.25
March	23.72	March	32.49	March	37.88	March	25.55	March	37.36	March	38.01
April	24.22	April	32.15	April	40.56	April	30.82	April	43.03	April	35.16
May	25.38	May	34.90	May	42.80	May	30.66	May	43.17	May	37.80
June	23.75	June	36.33	June	38.20	June	26.84	June	43.52	June	38.98
July	31.31	July	34.50	July	35.52	July	33.13	July	41.23	July	40.95
August	31.00	August	32.60	August	33.90	August	35.38	August	41.53	August	40.46
September	33.88	September	31.20	September	27.21	September	33.75	September	40.58	September	39.87
October	36.94	October	27.73	October	29.80	October	38.23	October	38.82	October	39.88
November	31.78	November	31.58	November	32.59	November	37.23	November	41.18
December	33.84	December	33.51	December	30.04	December	37.23	December	41.75

The closing price on November 22, 2005 was $40.62.

PULTE HOMES, INC.

Pulte Homes, Inc. is a publicly held holding company whose subsidiaries engage in the homebuilding and financial services businesses.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	4.36	January	8.63	January	11.79	January	12.50	January	21.57	January	33.04
February	4.20	February	8.59	February	12.99	February	12.71	February	26.38	February	39.01
March	5.22	March	10.10	March	11.96	March	12.54	March	27.80	March	36.82
April	5.38	April	11.70	April	13.30	April	14.50	April	24.59	April	35.73
May	5.55	May	10.10	May	13.56	May	16.40	May	26.38	May	38.23
June	5.41	June	10.66	June	14.37	June	15.42	June	26.02	June	42.13
July	5.73	July	10.38	July	11.98	July	15.28	July	27.32	July	46.81
August	8.23	August	9.46	August	11.94	August	16.64	August	29.48	August	43.10
September	8.25	September	7.66	September	10.66	September	17.00	September	30.69	September	42.92
October	8.33	October	8.13	October	11.48	October	21.63	October	27.44	October	37.79
November	9.66	November	9.81	November	11.74	November	23.89	November	27.63
December	10.55	December	11.17	December	11.97	December	23.41	December	31.90

The closing price on November 22, 2005 was $42.82.

RADIAN GROUP INC.

Radian Group Inc. is a leading credit enhancement provider to the global financial and capital markets. Its subsidiaries provide products and services through three primary business lines: mortgage finance, financial guaranty and other financial services.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	20.16	January	31.07	January	44.90	January	36.90	January	46.56	January	47.94
February	17.34	February	30.93	February	46.67	February	34.87	February	43.70	February	48.33
March	23.81	March	33.88	March	49.08	March	33.38	March	42.60	March	47.74
April	25.47	April	38.75	April	51.90	April	39.70	April	46.51	April	44.43
May	27.50	May	42.45	May	54.30	May	40.27	May	46.00	May	45.88
June	25.88	June	40.45	June	48.85	June	36.65	June	47.90	June	47.22
July	30.44	July	40.02	July	45.80	July	46.81	July	46.02	July	51.58
August	31.06	August	40.11	August	43.46	August	47.59	August	44.30	August	51.18
September	33.75	September	38.50	September	32.66	September	44.40	September	46.23	September	53.10
October	35.44	October	33.87	October	35.27	October	52.90	October	47.93	October	52.10
November	32.50	November	38.30	November	40.90	November	49.35	November	51.25
December	37.53	December	42.95	December	37.15	December	48.75	December	53.24

The closing price on November 22, 2005 was $56.26.

THE RYLAND GROUP INC.

The Ryland Group, Inc. is one of the nation’s largest homebuilders and a leading mortgage-finance company. In addition, Ryland Mortgage Company provides mortgage financing and related services. Ryland’s operations span all significant aspects of the home buying process from design, construction and sale to mortgage origination, title insurance, settlement, escrow and homeowners insurance brokerage services.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	4.11	January	11.52	January	19.58	January	19.82	January	38.13	January	64.87
February	4.44	February	10.07	February	22.33	February	20.65	February	42.86	February	69.55
March	4.69	March	10.38	March	22.55	March	21.60	March	44.42	March	62.02
April	5.03	April	11.88	April	27.50	April	27.12	April	39.48	April	61.40
May	5.55	May	11.33	May	27.00	May	32.55	May	39.80	May	68.50
June	5.53	June	12.65	June	24.88	June	34.70	June	39.10	June	75.87
July	5.00	July	15.62	July	20.45	July	32.45	July	38.71	July	80.80
August	6.14	August	13.45	August	21.33	August	33.58	August	44.08	August	72.36
September	7.75	September	11.92	September	18.59	September	36.56	September	46.33	September	68.42
October	8.06	October	13.38	October	20.80	October	44.45	October	47.70	October	67.30
November	8.75	November	15.01	November	18.76	November	46.08	November	50.68
December	10.19	December	18.30	December	16.68	December	44.32	December	57.54

The closing price on November 22, 2005 was $76.97.

STANDARD PACIFIC CORP.

Standard Pacific Corp. a leading geographically diversified builder of single-family attached and detached homes.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	4.66	January	14.08	January	13.19	January	12.63	January	23.35	January	33.27
February	5.31	February	12.00	February	14.29	February	12.89	February	26.16	February	40.00
March	5.00	March	10.55	March	14.05	March	12.76	March	30.00	March	36.10
April	5.03	April	10.20	April	16.79	April	15.13	April	25.22	April	35.81
May	5.69	May	9.23	May	16.50	May	17.19	May	25.48	May	40.06
June	5.00	June	11.58	June	17.54	June	16.58	June	24.65	June	43.98
July	6.34	July	11.78	July	13.13	July	17.00	July	23.21	July	47.70
August	8.22	August	11.74	August	13.18	August	17.77	August	25.24	August	43.93
September	9.00	September	9.76	September	11.69	September	18.95	September	28.19	September	41.51
October	9.38	October	9.13	October	12.14	October	23.93	October	28.08	October	38.58
November	10.31	November	10.60	November	12.75	November	24.97	November	28.01
December	11.69	December	12.16	December	12.38	December	24.28	December	32.07

The closing price on November 22, 2005 was $39.68.

TEMPLE-INLAND, INC.

Temple-Inland, Inc. is a holding company that, through its subsidiaries, operates three business segments: Corrugated Packaging, which is a vertically integrated corrugated packaging operation; Forest Products, which manages forest resources of approximately two million acres of timberland in Texas, Louisiana, Georgia, and Alabama, and manufactures a wide range of building products; and financial services in the areas of consumer and commercial banking, residential lending, real estate development and insurance agency.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	27.97	January	25.50	January	27.68	January	21.61	January	29.53	January	31.80
February	25.56	February	23.80	February	27.85	February	20.95	February	32.58	February	40.10
March	24.91	March	22.13	March	28.36	March	18.70	March	31.67	March	36.28
April	25.06	April	25.50	April	26.47	April	22.65	April	30.89	April	33.75
May	24.84	May	26.56	May	27.84	May	23.32	May	32.66	May	35.72
June	21.00	June	26.65	June	28.93	June	21.46	June	34.63	June	37.15
July	21.72	July	31.03	July	26.85	July	23.20	July	34.13	July	39.79
August	21.22	August	29.18	August	25.58	August	24.89	August	34.14	August	38.49
September	18.94	September	23.75	September	19.32	September	24.28	September	33.58	September	40.85
October	22.38	October	25.00	October	20.51	October	27.02	October	29.56	October	36.83
November	23.00	November	28.57	November	24.53	November	28.27	November	29.80
December	26.81	December	28.37	December	22.41	December	31.34	December	34.20

The closing price on November 22, 2005 was $40.50.

TOLL BROTHERS, INC.

Toll Brothers, Inc. designs, builds, markets and arranges financing for single-family detached and attached homes in luxury residential communities.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	4.25	January	8.70	January	11.40	January	10.06	January	19.56	January	39.04
February	4.16	February	8.94	February	12.26	February	9.69	February	21.95	February	44.03
March	5.00	March	9.63	March	12.46	March	9.65	March	22.72	March	39.43
April	5.42	April	8.88	April	14.88	April	11.63	April	19.79	April	37.90
May	4.84	May	8.16	May	14.75	May	14.52	May	20.46	May	46.30
June	5.13	June	9.83	June	14.65	June	14.16	June	21.16	June	50.78
July	6.05	July	9.88	July	11.43	July	13.25	July	19.87	July	55.42
August	8.16	August	9.20	August	12.50	August	14.86	August	22.20	August	48.05
September	8.59	September	7.42	September	10.87	September	15.21	September	23.17	September	44.67
October	8.13	October	7.79	October	10.24	October	18.42	October	23.18	October	36.91
November	9.97	November	9.06	November	10.49	November	20.71	November	25.69
December	10.22	December	10.98	December	10.10	December	19.88	December	34.31

The closing price on November 22, 2005 was $35.57.

USG CORPORATION

USG Corporation, through its subsidiaries, is a leading manufacturer and distributor of building materials, producing a wide range of products for use in new residential, new nonresidential, and repair and remodel construction as well as products used in certain industrial processes.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	37.63	January	22.20	January	7.50	January	7.06	January	18.24	January	32.10
February	32.50	February	19.04	February	7.00	February	4.52	February	17.32	February	31.59
March	41.94	March	15.28	March	7.00	March	4.16	March	17.49	March	33.16
April	41.75	April	10.87	April	7.05	April	7.01	April	14.23	April	41.99
May	37.69	May	8.36	May	6.18	May	11.64	May	14.05	May	45.85
June	30.38	June	4.22	June	7.15	June	19.00	June	17.58	June	42.50
July	29.38	July	5.32	July	5.85	July	15.19	July	17.24	July	48.90
August	32.19	August	5.05	August	5.03	August	16.66	August	17.58	August	62.85
September	25.06	September	3.73	September	4.00	September	17.24	September	18.23	September	68.72
October	17.06	October	5.39	October	4.47	October	16.75	October	22.39	October	59.12
November	18.31	November	5.12	November	7.85	November	15.07	November	32.72
December	22.50	December	5.72	December	8.45	December	16.57	December	40.27

The closing price on November 22, 2005 was $64.70.

VULCAN MATERIALS COMPANY

Vulcan Materials Company and its subsidiaries are principally engaged in the production, distribution and sale of construction materials and chloralkali and other industrial chemicals. Vulcan is the nation’s largest producer of construction aggregates, a major producer of asphalt and ready-mixed concrete, and a significant chemicals producer, producing chloralkali and other industrial chemicals.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	42.31	January	45.48	January	46.40	January	34.05	January	47.70	January	56.48
February	40.00	February	42.33	February	48.33	February	31.70	February	47.30	February	57.86
March	45.81	March	46.83	March	47.54	March	30.23	March	47.44	March	56.83
April	43.81	April	46.23	April	46.02	April	34.97	April	46.24	April	53.04
May	46.75	May	54.08	May	47.83	May	36.64	May	44.76	May	59.93
June	42.69	June	53.75	June	43.80	June	37.07	June	47.55	June	64.99
July	42.81	July	49.05	July	40.44	July	40.22	July	47.62	July	70.24
August	44.31	August	48.01	August	39.02	August	41.41	August	47.67	August	71.85
September	40.19	September	43.20	September	36.16	September	39.91	September	50.95	September	74.21
October	42.00	October	41.57	October	33.56	October	44.31	October	49.78	October	65.00
November	42.88	November	46.25	November	37.74	November	44.47	November	51.85
December	47.88	December	47.94	December	37.50	December	47.57	December	54.61

The closing price on November 22, 2005 was $67.88.

WEYERHAEUSER COMPANY

Weyerhaeuser Company is principally engaged in the growing and harvesting of timber and the manufacture, distribution and sale of forest products, real estate development and construction, and other real estate related activities.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	57.38	January	52.50	January	58.32	January	48.05	January	61.46	January	62.40
February	51.31	February	53.74	February	61.82	February	49.85	February	65.25	February	66.93
March	57.00	March	50.79	March	62.86	March	47.83	March	65.50	March	68.50
April	53.44	April	56.53	April	59.61	April	49.59	April	59.20	April	68.61
May	49.63	May	57.21	May	65.50	May	50.38	May	60.48	May	64.15
June	43.00	June	54.97	June	63.85	June	54.00	June	63.12	June	63.65
July	45.69	July	59.73	July	58.75	July	56.29	July	62.00	July	68.98
August	46.31	August	56.75	August	54.51	August	59.50	August	62.51	August	65.02
September	40.38	September	48.71	September	43.77	September	58.45	September	66.48	September	68.75
October	46.94	October	49.91	October	45.30	October	60.23	October	62.64	October	63.34
November	43.75	November	52.85	November	52.60	November	57.00	November	66.00
December	50.75	December	54.08	December	49.21	December	64.00	December	67.22

The closing price on November 22, 2005 was $65.57.

1,000,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Accelerated Return Bear Market Notes

Linked to the Performance of the PHLX Housing Sector IndexSM

due March     , 2007

(the “Notes”)

$10 original public offering price per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

December     , 2005